SIMPSON THACHER & BARTLETT LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE (202) 636-5500; FACSIMILE (202) 636-5502

October 15, 2025

VIA EDGAR

Re:	PIMCO Asset-Based Lending Company LLC

Amendment No. 1 to Registration Statement on Form 10-12G

Filed September 2, 2025

File No. 000-56764

Robert Arzonetti, Sarmad Makhdoom, Todd Schiffman, John Spitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of PIMCO Asset-Based Lending Company LLC (the “Company”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form 10-12G/A (the “Registration Statement”) filed with the Commission on September 2, 2025, which amends the registration statement on Form 10-12G originally filed with the Commission on July 21, 2025. The Company has revised the Registration Statement in response to the comment letter from the staff (the “Staff”), dated September 30, 2024 (the “Comment Letter”), relating to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Share Repurchases, page 14

1.

We note your response to prior comment 4. Please revise to disclose all material terms of the Repurchase Plan. As one example only of such a material term, we note that, as described in Exhibit 4.4, it appears that settlement of repurchases is expected to be made within three to five business days after the Repurchase Date.

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Securities and Exchange Commission	October 15, 2025

In response to the Staff’s comment, the Company has revised its disclosure on page 15 to provide additional information regarding material terms of the Repurchase Plan. Newly added texts are displayed in blue.

We expect that the Company will conduct a quarterly Share Repurchase (each, a “Share Repurchase”) for up to 5.0% of the aggregate NAV (measured collectively across both Series) of our outstanding Shares at a price based on the NAV per Share as of the last business day of the calendar quarter prior to the commencement of a Share Repurchase (the “Repurchase Plan”); provided that the Company may further limit the number of Shares subject to the quarterly repurchases of the Shares in accordance with the LLC Agreement and applicable securities law. The Company expects to make the initial Share Repurchases in February 2026. In the event that the Company determines to repurchase some but not all of the Shares submitted for repurchase during any quarter, Shares submitted for repurchase during such quarter will be repurchased on a pro rata basis after the Company has repurchased all Shares for which repurchase has been requested due to death, disability, divorce, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Shareholder and any minimum account repurchases made by the Company. All unsatisfied repurchase requests must be resubmitted in a later quarter.

Under the Repurchase Plan, the Company may choose to, or choose not to, conduct repurchases for any particular quarter. To the extent the Company chooses to repurchase Shares in any particular quarter, the Company will only repurchase Shares during the repurchase window, which the Company expects (but does not guarantee and may change in its sole discretion) will open at least 10 business days before the publishing of the prior-quarter NAV during each quarter, and remain open until the later of (a) 20 business days in total have elapsed since the opening of the repurchase window or (b) 10 business days have elapsed following the date on which NAV per Share as to each type of Share is made publicly available. To have Shares repurchased, a Shareholder’s repurchase request and required documentation must be received by the Company’s transfer agent in good order by 4:00 p.m. (Eastern time) no later than the last business day of the repurchase window (such last business day, the “Repurchase Date”). Repurchase requests received in good order by the Repurchase Date and processed by the Company’s transfer agent will be effected at a repurchase price equal to the transaction price on the applicable Repurchase Date (which will generally be equal to the applicable NAV per Share as of the last business day of the prior quarter), except that Anchor I Shares, Anchor II Shares, Anchor II-B Shares and/or Anchor III Shares that have not been outstanding for at least 24 months of the Launch Date will subject to the early repurchase fee (the “Early Repurchase Fee”) described below.

The Company expects settlements of Share repurchases to be made within three (3) to five (5) business days of the Repurchase Date. A Shareholder may withdraw its, his or her repurchase request by notifying the

Securities and Exchange Commission	October 15, 2025

transfer agent directly or through the Shareholder’s financial intermediary. Repurchase requests must be cancelled (by notice to the Company) before 4:00 p.m. (Eastern time) on the applicable Repurchase Date. Certain broker-dealers require that their clients process repurchases through their broker-dealer, which may impact the time necessary to process such repurchase request, impose more restrictive deadlines than described under the Repurchase Plan, impact the timing of a Shareholder receiving repurchase proceeds and require different paperwork or process than described in the Repurchase Plan. Shareholders should contact their broker-dealer first if they want to request the repurchase of their Shares.

Due to differential fees (including accrued, but unpaid Performance Fees) and other factors, the NAV of each type of Shares will differ, but all NAV calculations are expected to be based on the joint underlying economic interests of the Company in the assets underlying its Portfolio Assets.

2.

We reviewed, but disagree with, your response to prior comment 5. The class exemptive relief from Rule 102 of Regulation M that is granted in the 2007 Alston & Bird LLP class exemptive letter is strictly limited to non-listed REITs. However, as you admit in your response dated September 2, 2025, you are not a REIT. As such, you do not qualify for the 2007 Alston & Bird class exemptive relief. We note, however, there may be other ways to ensure compliance with Regulation M and for covered persons (e.g., the Company) to conduct activities in a manner that will not violate Regulation M and the other anti-manipulation and antifraud provisions, such as sections 9(a) and 10(b), or Rule 10b-5. Thus, to the extent you plan to engage in repurchases or redemptions outside of a continuous private offering (i.e., “distribution”) of securities, during the applicable Regulation M “restricted period” (as such terms are defined in Rule 100 of Regulation M), you (and any other covered persons) will be responsible for analyzing all relevant facts and circumstances involved to determine whether any repurchases or redemptions made outside of such distribution qualify for an available exception or other relief granted under Rule 102.

The Company respectfully acknowledges the Staff’s comment and agrees and acknowledges that it will engage in share repurchases only to the extent, after analyzing all relevant facts and circumstances involved, it determines it may do so consist with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder.

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Please do not hesitate to call Nathan Briggs at (202) 636-5915 or Sean Dougherty at (212) 455-3573 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	PIMCO Asset-Based Lending Company LLC

Nathan Briggs, Simpson Thacher & Bartlett LLP

Rajib Chanda, Simpson Thacher & Bartlett LLP

Sean Dougherty, Simpson Thacher & Bartlett LLP

Nicholas Ridley, Simpson Thacher & Bartlett LLP